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SEC ‖‖‖‖‖‖‖‖‖‖‖‖‖ ᴐMMISSION 9
04019259
ANNUAL Aᴜᴅᴵᴛᴇᴅ ᴇPORT
FORM X-17A-5 A
PART III

At⁴ 4/6/2004

OMB APPROVAL	
OMB Number:	3235-0123
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SEC FILE NUMBER
8- 66011

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING <u>February 25, 2003</u> AND ENDING <u>December 31, 2003</u>
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: The Keystone Equities, Group, LP

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

1003 Egypt Road
(No. and Street)

<u>Oaks</u>   <u>Pennsylvania</u>   <u>18456-1155</u>
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
<u>(800) 715-9905</u>
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Carrow, Doyle & Associates, LLP
(Name – if individual, state last, first, middle name)

1160 Swedesford Road, Suite 140, Berwyn, Pennsylvania 19312
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)   **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, _William Fretz_ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _The Keystone Equities Group_ , as of _31 March_ , 20 _04_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

COMMONWEALTH OF PENNSYLVANIA
Notarial Seal
Kevin M. Leigh, Notary Public
Upper Providence Twp., Montgomery County
My Commission Expires Jan. 9, 2008
Member, Pennsylvania Association Of Notaries

_____
Signature

_____
Title _President_

_____
Notary Public

This report ** contains (check all applicable boxes):

- ■ (a) Facing Page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Changes in Financial Condition.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**_For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)._

INDEX



Carrow, Doyle & Associates, LLP

Southpoint I
1160 Swedesford Road
Suite 140
Berwyn, PA 19312
610-854-1000 phone
610-854-1001 fax
cda@carrowdoyle.com

The North American Building
121 S. Avenue of the Arts
12th Floor
Philadelphia, PA 19107
215-545-2527 phone
215-545-8313 fax

INDEPENDENT AUDITORS' REPORT

To the Partners
The Keystone Equities Group, LP
Oaks, Pennsylvania

We have audited the accompanying statement of financial condition of The Keystone Equities Group, LP (the "Partnership") as of December 31, 2003, and the related statements of income, changes in partners' capital and cash flows for the period from February 25, 2003 to December 31, 2003, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Keystone Equities Group, LP at December 31, 2003, and the results of its operations and its cash flows for the period from February 25, 2003 through December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

Carrow, Doyle + Associates, LLP

Carrow, Doyle & Associates, LLP

February 6, 2004

THE KEYSTONE EQUITIES GROUP, LP
Statement of Financial Condition
December 31, 2003

ASSETS

Cash	$ 13,845	
Deposits with Clearing Organizations	250,000	
Receivables from Clearing Organizations	1,362	
Property and Equipment, Net	26,847	
Other Assets	56,097	
TOTAL ASSETS		$ 348,151

LIABILITIES

Payables to Clearing Organizations	$ 2,079	
Accounts Payable and Accrued Expenses	14,159	
TOTAL LIABILITIES		$ 16,238

PARTNERS' CAPITAL

Partners' Capital	331,913
TOTAL LIABILITIES AND PARTNERS' CAPITAL	$ 348,151

The accompanying notes are an integral part of these statements.

THE KEYSTONE EQUITIES GROUP, LP
Statement of Income (Loss)
For the Period from February 25, 2003 through December 31, 2003

Revenues:		
Commissions	$ 1,206	
Interest Income	148	
Other Income	95,000	
TOTAL		96,354
Expenses:		
Salary and Salary Related Expenses	57,040	
Advertising	4,393	
Depreciation	2,056	
Dues and Subscriptions	1,307	
Entertainment	8,816	
Exchange and Clearance Fees	2,103	
Insurance	2,987	
Miscellaneous	6,982	
Office expenses	19,475	
Professional Education	4,085	
Professional Fees	48,460	
Registration and Licensing Fees	10,179	
Rent	5,000	
Research	861	
Telephone	2,413	
Travel	18,284	
TOTAL		194,441
NET INCOME (LOSS)		$ (98,087)

The accompanying notes are an integral part of these statements.

THE KEYSTONE EQUITIES GROUP, LP
Statement of Changes in Partners' Capital
For the Period from February 25, 2003 through December 31, 2003

	Keystone General Partners, Inc.		Keystone Group Holdings, LP		Total	
Balance - February 25, 2003	$	0	$	0	$	0
Capital Contributions		4,300		425,700		430,000
Net Loss		(981)		(97,106)		(98,087)
Balance - December 31, 2003	$	3,319	$	328,594	$	331,913

The accompanying notes are an integral part of these statements.

THE KEYSTONE EQUITIES GROUP, LP
Statement of Cash Flow
For the Period from February 25, 2003 through December 31, 2003

Cash Flows from Operating Activities:		
Net Loss	$ (98,087)	
Adjustment to Reconcile Net Loss to Net Cash		
Used in Operating Activities:		
Depreciation	2,056	
(Increase) Decrease in Operating Assets:		
Deposits with Clearing Organizations	(250,000)	
Receivable from Clearing Organization	(1,362)	
Other Assets	(56,097)	
Increase (Decrease) in Operating Liabilities		
Accounts Payable and Accruals	14,159	
Payable to Clearing Organization	2,079	
TOTAL CASH USED FOR OPERATING ACTIVITIES		(387,252)
Cash Flows from Investing Activities:		
Purchase of Property and Equipment		(28,903)
Cash Flows from Financing Activities:		
Capital Contributions		430,000
NET INCREASE IN CASH		13,845
Cash at Beginning of Period		0
Cash at End of Period		$ 13,845

The accompanying notes are an integral part of these statements.

THE KEYSTONE EQUITES GROUP, LP
Notes to Financial Statements
December 31, 2003

_____

NOTE 1 – Business Activity and Basis of Presentation

The Keystone Equities Group, LP (the "Partnership") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and licensed by the National Association of Securities Dealers (the "NASD"). The Partnership is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including investment banking, securities brokerage services for individual clients and strategic consulting services. The Partnership is an introducing broker and clears all transactions through a clearing organization on a fully disclosed basis. The Partnership is owned by Keystone General Partners, Inc., the general partner and 1% owner, and Keystone Group Holdings, LP, the limited partner and 99% owner.

The Partnership's broker-dealer activities commenced in December 2003; however, the Partnership was formed, and general operating activities commenced, in February 2003.

NOTE 2 – Summary of Significant Accounting Policies

Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expense during the reporting period. Actual results could differ from those estimates.

Concentrations of Credit Risk – At December 31, 2003, the Partnership is engaged in trading and other business consulting services to a limited clientele. The Company uses one clearing broker for all of its business. The Partnership permits the clearing broker to extend credit to its clientele secured by cash and securities in the client's account. The Partnership's exposure to credit risk associated with the non-performance by its customers and counterparties in fulfilling their contractual obligations can be directly impacted by volatile or illiquid trading markets, which may impair the ability of the customers and counterparties to satisfy their obligations to the Partnership. The Partnership has agreed to indemnify the clearing broker for losses they incur while extending credit to the Partnership's clients. It is the Partnership's policy to review, as necessary, the credit standing of its customers and any counterparty. The Partnership believes it is not exposed to significant risk for non-performance by its customers or counterparts.

Financial instruments that potentially subject the Partnership to significant concentrations of credit risk consist principally of cash, deposits, and commissions receivable. Balances with the clearing broker are insured to their full amount. The Partnership believes it is not exposed to any significant credit risks for its financial instruments.

THE KEYSTONE EQUITES GROUP, LP
Notes to Financial Statements
December 31, 2003

NOTE 2 – <u>Summary of Significant Accounting Policies</u> (Continued)

<u>Revenue Recognition</u> – Customer security transactions and the related commission income and expenses are recorded on a trade date basis as securities transactions occur. Other income consists of fees from strategic consulting services and is recognized as the services are performed.

<u>Fair Value of Financial Instruments</u> – The carrying amounts reported in the statement of financial condition for cash, receivables, accounts payable and accruals approximate fair value based on the short-term maturity of these instruments.

<u>Fixed Assets</u> – Fixed assets are recorded at cost. Depreciation is calculated using the straight-line method based on the estimated useful lives of the related assets, which range from three to five years. When assets are retired or otherwise disposed of, the costs and related accumulated depreciation are removed from the accounts and any gain or loss on disposal is recognized.

The Partnership reviews long-lived assets for impairment whenever circumstances and situations change such that there is an indication that the carrying amounts may not be recoverable. At December 31, 2003, the Partnership believes that there has been no impairment of its long-lived assets.

<u>Income Taxes</u> - The Partnership is not subject to income taxes as a separate entity. Taxes on income or loss of the Partnership are determined by the individual circumstances of each partner and based on the individual income tax returns of the partners. Consequently, partnership income or loss is presented without a provision for income taxes. Partnership income and losses are allocated according to each partners' ownership interest except in situations where federal income tax law overrides.

<u>Fiscal Year</u> – The Partnership's fiscal year is a calendar year.

THE KEYSTONE EQUITES GROUP, LP
Notes to Financial Statements
December 31, 2003

NOTE 3 – Property and Equipment

Property and equipment at December 31, 2003 consist of the following:

Computers	$	7,954
Office Equipment		20,949
TOTAL PROPERTY AND EQUIPMENT		28,903
Less: Accumulated Depreciation		2,056
NET PROPERTY AND EQUIPMENT	$	26,847

Depreciation expense incurred for the period from February 25, 2003, to December 31, 2003, was $2,056.

NOTE 4 – Other Assets

Other assets at December 31, 2003 consist of the following:

Consulting Fees Receivables	$	45,000
Related Party Receivables		10,000
Prepaid Expenses		1,097
TOTAL OTHER ASSETS	$	56,097

The Partnership made a payment on behalf of Keystone Group Holdings, LP in December 2003. The Partnership was reimbursed for this payment in January 2004.

NOTE 5 – Rent Expense

The Partnership rents office space from a related party. Rent expense for the period from February 25, 2003, to December 31, 2003, was $5,000. Refer to Note 4 for additional related party disclosures.

NOTE 6 - Net Capital Requirements

The Partnership is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2003, the Partnership had net capital of $248,969, which was $148,969 in excess of its required net capital of $100,000. The Partnership's net capital ratio was 0.07 to 1.

SUPPLEMENTAL INFORMATION REPORT

To the Partners
The Keystone Equities Group, LP
Oaks, Pennsylvania

We have audited the accompanying financial statements of The Keystone Equities Group, LP as of December 31, 2003, and for the period from February 25, 2003 to December 31, 2003, and have issued our report thereon dated February 6, 2004. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

The schedules required pursuant to Rule 15c3-3 are omitted because the Partnership is exempt under Rule 15c3-3(K)(2)(ii).

Carrow, Doyle & Associates, LLP

February 6, 2004

THE KEYSTONE EQUITIES GROUP, LP
Supplementary Information
As of December 31, 2003

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

NET CAPITAL

Total Partners' Capital			$ 331,913
Deduct Non-Allowable Assets:			
Property and Equipment	$	26,847	
Other Assets		56,097	
TOTAL NON-ALLOWABLE ASSETS			82,944
NET CAPITAL BEFORE HAIRCUTS ON SECURITY POSITIONS			248,969
Deduct Haircuts on Security Position:			
Securities, 15%			0
NET CAPITAL			$ 248,969
MINIMUM CAPITAL REQUIRED PER 15c3-1(A)(1)			$ 100,000
AGGREGATE INDEBTEDNESS			$ 16,238
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL			0.07 to 1

RECONCILIATION WITH THE PARTNERSHIP'S COMPUTATION

Net Capital, As Reported in Partnership's Part IIA (Unaudited) FOCUS Report	$	245,818
Net Audit Adjustments		3,151
NET CAPITAL PER ABOVE	$	248,969

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5

To the Partners
The Keystone Equity Group, LP
Oaks, Pennsylvania

In planning and performing our audit of the financial statements of The Keystone Equities Group, LP (the "Partnership") for the period from February 25, 2003 to December 31, 2003, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Partnership including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Partnership in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal controls and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the use of management, the partners of The Keystone Equities Group, LP, the SEC, the New York Stock Exchange and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Carrow, Doyle & Associates, LLP

February 6, 2004